August 8, 2016
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Cliffs Natural Resources Inc.
Request for Acceleration of Effectiveness
of Registration Statement on Form S-1
(Registration Statement No. 333-212054)
Ladies and Gentlemen:
On behalf of Cliffs Natural Resources Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-1, as amended (Registration Statement No. 333-212054) (the “Registration Statement”), of the Company be declared effective at 4:00 p.m. on Wednesday, August 10, 2016, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.
Very truly yours,

CLIFFS NATURAL RESOURCES INC.

By:    /s/ James D. Graham
James D. Graham
Executive Vice President, Chief Legal Officer & Secretary

cc:    Michael J. Solecki